Pervasip Corp.
75 South Broadway
Suite 400
White Plains, NY 10601

April 7, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Larry Spirgel, Assistant Director

Re:	Pervasip Corp.
Preliminary Proxy Statement on Schedule 14A
Filed March 27, 2009
File Number 0-08419

Dear Mr. Spirgel:

In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letter dated April 1, 2009, Pervasip Corp. (the “Company”) hereby acknowledges that:

1.           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pervasip Corp.

By:  /s/Paul Riss
Name:  Paul Riss
Title:    Chief Executive Officer

cc:	Jessica Plowgian, Esq.
Eric M. Hellige, Esq.